Exhibit 12.1

Loews Corporation

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Pretax income from continuing operations before noncontrolling interests	$936	$244	$1,810	$2,277	$2,022
Add (deduct):
Undistributed loss (income) from equity investees	221	182	64	(380)	(103)
Capitalized interest	(29)	(21)	(76)	(91)	(55)
Amortization of capitalized interest	13	13	10	9	10

Earnings before fixed charges	1,141	418	1,808	1,815	1,874

Fixed charges:
Interest expensed	536	520	513	442	440
Capitalized interest	29	21	76	91	55
Other interest related factors	35	30	39	37	38

Total fixed charges	600	571	628	570	533

Total earnings and fixed charges	$1,741	$989	$2,436	$2,385	$2,407

Ratio of earnings to fixed charges	2.9x	1.7x	3.9x	4.2x	4.5x